Filed by Nuveen AMT-Free Municipal Income Fund

pursuant to Rule 425 of the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-6

under the Securities and Exchange Act of 1934, as amended

Subject Companies:

Nuveen AMT-Free Municipal Income Fund

Commission File No. 811-21213

NUVEEN CLOSED END FUNDS

Special Meeting - Next Adjournment Ends April 5, 2013

PLEASE VOTE NOW BEFORE TIME RUNS OUT

Dear Shareholder:

According to our records, you have not voted on important proposals regarding your fund. Unless sufficient shareholders vote by April 5, 2013, the adjournment date for your fund’s Special Shareholders Meeting, your fund will not be able to implement these proposals and may incur additional proxy solicitation costs. The Special Shareholders Meeting will reconvene on April 5, 2013 at 2:30 p.m., Central Time at the offices of Nuveen Investments, 333 West Wacker Drive, Chicago, IL.

YOUR FUND’S BOARD RECOMMENDS YOU VOTE “FOR” EACH OF THE PROPOSALS.

Please vote now to help your fund avoid further adjournments.

PROPOSALS HAVE THE SUPPORT OF AN INDEPENDENT,

NATIONALLY-RECOGNIZED PROXY ADVISORY FIRM.

Sophisticated institutional investors often look to independent proxy advisory firms for guidance on how to vote their shares. Your fund’s proposals were reviewed and received the support of ISS Governance Services Inc. (ISS), widely recognized as one of the leading independent proxy advisory firms in the nation. Hundreds of major institutional investment firms, mutual funds, and other fiduciaries throughout the country rely upon ISS’ recommendations. ISS recommends that its clients vote “FOR” each of the proposals contained in the proxy.

SHAREHOLDERS ARE URGED TO VOTE NOW ON THESE IMPORTANT MATTERS REGARDING THEIR FUND

It’s extremely important that you participate in the management of your investment by voting. Please take a few moments to review the information in the Joint Proxy Statement/Prospectus previously provided to you, and cast your vote now. You may obtain a copy of the Joint Proxy Statement/Prospectus at http://www.nuveenproxy.com/ProxyInfo/CEF/Default.aspx.

The Board has determined that the proposed Reorganizations would be in the best interests of each Fund. The Acquiring Fund and the Acquired Funds have substantially similar investment objectives and policies, substantially similar portfolio compositions, and are managed by the same portfolio manager. The proposed Reorganizations are intended to result in lower operating expenses (excluding costs of leverage) as a result of the larger size of the combined fund and to enhance the secondary trading market for common shares of the Funds.

1.	VOTE ONLINE - Log on to the website listed on your proxy card. Please have your proxy card in hand to access your control number (located in the box) and follow the on screen instructions.

2.

VOTE BY TOUCH-TONE TELEPHONE - Call the toll free number listed on your proxy card. Please have your proxy card in hand to access your control number (located in the box) and follow the recorded instructions.

3.	VOTE BY MAIL - Complete, sign and date the enclosed proxy card(s), then return them in the enclosed postage paid envelope.

If you have any questions regarding the proposals, or need assistance with voting, you may call the proxy soliciting agent at 866-300-0742 to speak with one of the representatives who can assist you. Representatives are available Monday through Friday between 9:00 a.m. and 11:00 p.m. ET and on Saturday from 12:00 p.m. to 6:00 p.m., ET.

Thank you for your prompt attention to this matter.